

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

July 9, 2009

Ms. Cindy Swank
Chief Executive Officer
APD Antiquities, Inc.
1314 S. Grand Blvd., Suite 2-250
Spokane, WA 99202

> **Re:** **APD Antiquities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed May 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 0-50738**

Dear Ms. Swank:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1. We note that you excluded paragraph 4(b) concerning your internal control over financial reporting from your certifications. Please amend your Form 10-K to provide your certifications using the wording exactly as set forth in Item 601(b)(31) of Regulation S-K. We will not object if you file an abbreviated amendment as described in our Compliance and Disclosure Interpretation No. 246.13, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please ensure that your amended certifications are signed by your principal executive officer and your principal financial officer, and that these titles are used below the signature.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Exhibits 31.1 & 32.1

2. Please address the following items related to your certifications:

    *   The introductory paragraph of your certifications refers to Trevenex Resources, Inc. Please amend your filing to provide certifications for the correct company. Please note that your amendment must include the entire body of your Form 10-Q.

    *   While your December 31, 2008 Form 10-K includes certifications signed by Cindy K. Swank and Edward Wong Wah On, this quarterly filing only includes a certification signed by Ms. Swank. Please confirm to us that Ms. Swank is both your principal executive officer and principal financial officer, and that this is why only one certification is needed, and ensure that your amended certification clearly indicates the principal executive officer and principal financial officer titles below Ms. Swank's signature.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief